Exhibit 3.2

FIRST AMENDMENT TO

SECOND AMENDED AND RESTATED BYLAWS

OF

BELK, INC.

This First Amendment to Second Amended and Restated Bylaws of Belk, Inc., a Delaware corporation (the “Corporation”), is dated as of this 30th day of May, 2012 (this “Amendment”).

Recitals

A. The Second Amended and Restated Bylaws of the Corporation were previously adopted by the Board of Directors of the Corporation.

B. The Board of Directors of the Corporation has amended the Second Amended and Restated Bylaws as set forth below, in accordance with Article VII of the Second Amended and Restated Bylaws of the Corporation, effective as of the date of this Amendment.

Amendment

NOW, THEREFORE, the Second Amended and Restated Bylaws of the Corporation are hereby amended as follows:

1. Article II, Section 2 is hereby deleted in its entirety and replaced with the following:

“Section 2. Number, Election and Tenure of the Board. The number of directors that shall constitute the Board of Directors of the Corporation shall not be less than two nor more than eighteen, as shall be determined from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Board then in office. The directors shall serve such terms of office as provided in the Amended and Restated Certificate of Incorporation. At each annual meeting, the stockholders shall elect the directors, who shall hold office until the next annual meeting and until his successor shall be elected and shall qualify, subject, however, to the director’s prior death, resignation, retirement, disqualification or removal from office.”

2. Except as amended by this Amendment, the Second Amended and Restated Bylaws remain the same and in full force and effect.